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                              February 23, 2023

       Thomas Bushey
       Chief Executive Officer
       Newbury Street Acquisition Corp
       121 High Street, Floor 3
       Boston, MA 02110

                                                        Re: Newbury Street
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed February 21,
2023
                                                            File No. 001-40251

       Dear Thomas Bushey:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool
of potential targets with which you could complete an initial business combination may be
limited. Further, disclose that the time necessary for government review of the
transaction or a decision to prohibit the transaction could prevent you from completing an initial
business combination and require you to liquidate. Disclose the consequences of
liquidation to investors, such as the losses of the investment opportunity in a target company,
any price appreciation in the combined company, and the warrants,
 Thomas Bushey
Newbury Street Acquisition Corp
February 23, 2023
Page 2
      which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melanie Singh at 202-551-4074 or Dorrie Yale at 202-551-8776 with any questions.



                                                          Sincerely,
FirstName LastNameThomas Bushey
                                                          Division of
Corporation Finance
Comapany NameNewbury Street Acquisition Corp
                                                          Office of Real Estate
& Construction
February 23, 2023 Page 2
cc:       Christina C. Russo, Esq.
FirstName LastName